

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Via Facsimile (780) 443-0854
Golden Global Corp.
c/o Incorp Services, Inc.
375 North Stephanie Street, Suite 1411
Henderson, Nevada 89014-8909

> **Re: Golden Global Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-169757**

Dear Sir or Madam:

We have reviewed your amended registration statement and letter dated March 9, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Directors and Officers, page 51

1.   We note your response to comment 4 in our letter dated February 9, 2011 that Mr. Wong is still the chief financial officer of Beyond IVR Holdings, Inc. We also note your disclosure at page 53 that your "directors and officers are not obligated to commit their full time and attention to [y]our business." Please revise your disclosure to quantify the amount of time each of your officers devotes to your company. In addition, please provide any related risk factor disclosure.

2. In addition, we note your disclosure that Mr. Hope "has over forty years of mining experience in both exploration and placer mine production" and that Mr. Wong has a "strong track record with land related businesses." Please revise your disclosure to further describe the capacities in which Messrs. Hope and Wong worked with respect to the various projects referenced. For example, and without limitation, please describe how Mr. Hope was "involved" the KMC Mining placer gold project. In your response, please provide support for the statement that Mr. Wong has a "strong track record" or, in the alternative, remove the statement.

Financial Statements

General

3. We note that you updated your financial statements to include the six month interim period from June 30, 2010 through December 31, 2010. You will also need to include statements for the corresponding period of the preceding fiscal year, from the date of inception on December 9, 2009 through December 31, 2009, to comply with Rule 8-03 of Regulation S-X.

Closing Comments

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have any questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (604) 681-4760
        Konrad Malik, Esq.
        Macdonald Tuskey